United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

At 9:00 am on February 15, 2012, a regular meeting was held at the head office of Vale S.A. (“Vale”), at Avenida Graça Aranha no. 26, in the city of Rio de Janeiro, RJ, attended by Marcelo Amaral Moraes, Aníbal Moreira dos Santos, Antônio Henrique Pinheiro Silveira, and Arnaldo José Vollet. The following agenda items were discussed:

2 — AUDIT OF FINANCIAL STATEMENTS (BR GAAP AND US GAAP) AND SOX CERTIFICATION OF INTERNAL CONTROLS BY EXTERNAL AUDITORS: The Fiscal Council had a meeting with Ronaldo Valiño, Marcos Panassol and Murilo Muller of PwC, who explained the work conducted in auditing the financial statements and certifying internal controls (SOX) at Vale and its subsidiaries, in Brazil and other countries. They took questions from the Fiscal Council members and presented their auditor’s report (USGAAP and BRGAAP/IFRS) and auditor’s statement of independence.

3 — ISSUANCE OF OPINION ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE 2011 FINANCIAL YEAR: The Fiscal Council, having previously read the Board of Directors’ Report and Executive Board’s Proposal for Distribution of Net Profits for the financial year ended December 31, 2011, issued an “OPINION OF THE FISCAL COUNCIL ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A, ON DECEMBER 31, 2011” and an “OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR DISTRIBUTION OF PROFITS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2011”. I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.”

Rio de Janeiro, February 15, 2012

Cleber Santiago

Secretary of the Fiscal Council

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2011

The Fiscal Council of Vale SA (“Vale”) in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2011, is of the opinion that the mentioned information that should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 15, 2012.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Member

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Member	Member

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2011 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 15th, 2012.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Counselor	Counselor

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2011

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2011, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2012.

Rio de Janeiro, February 15, 2012.

Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Director

Robson Rocha	José Ricardo Sasseron
Director	Director

Paulo Soares de Souza	João Moisés de Oliveira
Director	Director

Nelson Henrique Barbosa Filho	Fuminobu Kawashima
Director	Director

José Mauro Mettrau Carneiro da Cunha	Eduardo de Oliveira Rodrigues Filho
Director	Director

Paulo Sergio Moreira da Fonseca
Director

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2011, unanimously resolved to approve such proposal.

Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2012.

Rio de Janeiro, February 15, 2012.

Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Director

Robson Rocha	José Ricardo Sasseron
Director	Director

Paulo Soares de Souza	João Moisés de Oliveira
Director	Director

Nelson Henrique Barbosa Filho	Fuminobu Kawashima
Director	Director

José Mauro Mettrau Carneiro da Cunha	Eduardo de Oliveira Rodrigues Filho
Director	Director

Paulo Sergio Moreira da Fonseca
Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: February 27, 2012		Roberto Castello Branco
Director of Investor Relations